Exhibit 21.1

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Office For Fine Architecture Limited (OFA HK)	January 31, 2013	Hong Kong	100%	Providing design, fit out, project management and application services for commercial, residential and industrial properties, real estate development, senior care infrastructure.
OFA Financial, Inc. (OFA Financial)	June 11, 2025	Delaware, USA	100%	Empowering growth-stage and cross-border companies in their journey toward successful market entry and expansion in the United States.
OFA Financial HK Limited (HK Financial)	September 10, 2025	Hong Kong	100%	Activities of head offices; management and management consultancy activities.
OFA Asset Management, Inc.	November 18, 2025	Delaware, USA	100%	Holding and managing investment vehicles and special purpose entities focused on land development assets and digital assets; overseeing asset structuring, tokenization initiatives, and asset-level management.
Office for Fine Architecture, Inc.	September 4, 2025	California, USA	100%	Providing architectural design, planning, and consulting services for U.S.-based projects, including coordination with clients, contractors, and regulatory authorities.
Hearth Labs Inc.	November 18, 2025	Delaware, USA	100%	Providing technology infrastructure and software solutions for digital asset and real-world asset (RWA) platforms, including smart contract development, digital registries, and related data management and platform services.
Guangzhou Zhiyi Consulting Services Co., Ltd.	October 22, 2025	People’s Republic of China (“PRC”)	100%	Providing financial advisory services, information consulting services and other consulting and planning services.